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                                                Commission File Number 001-31914

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                 March 18, 2004

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                      China Life Insurance Company Limited
                 (Translation of registrant's name into English)

                                16 Chaowai Avenue
                                Chaoyang District
                              Beijing 100020, China
                             Tel: (86-10) 8565-9999
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F [X]   Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes ___ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

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                                                Commission File Number 001-31914

On March 18, 2004, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.

                                  EXHIBIT LIST

Exhibit   Description

99.1      Statement, dated March 17, 2004.

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                                                Commission File Number 001-31914

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         China Life Insurance Company Limited
                                      ------------------------------------------
                                                     (Registrant)

                                 By:               /s/ Miao Fuchun
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                                                      (Signature)

                                 Name:  Miao Fuchun
Date: March 18, 2004             Title: Director and Vice President

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                                                                    EXHIBIT 99.1

                                 (Company Logo)
                      China Life Insurance Company Limited

                           Chinese Name of the Company

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

                                  ANNOUNCEMENT

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     This announcement relates to a complaint filed in the United States of
     America regarding the audit findings of the National Audit Office of China.
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Reference is made to our earlier announcement dated February 3, 2004 regarding the audit findings of the National Audit Office of China ("CNAO").

We have been made aware that on March 16, 2004 a complaint had been filed in the United States alleging violations by China Life Insurance Company Limited (the "Company") and certain of its officers and directors of the U.S. Securities Exchange Act of 1934 regarding the audit undertaken by the CNAO of the Company's state-owned predecessor, China Life Insurance Company (the "Complaint"). The Complaint seeks to recover damages on behalf of all purchasers of the Company's publicly traded securities between December 22, 2003 and February 3, 2004 for alleged failure to make adequate disclosures relating to the audit report.

We are reviewing the Complaint with our U.S. counsel, and expect to contest the Complaint vigorously. Given the nature of litigation in the United States, the Company expects that further lawsuits may be filed containing the same or similar allegations.

As previously disclosed, the Company has not been provided a copy of the CNAO audit report. The Company will make further announcements as necessary when additional information becomes available.

The board of directors of the Company (the "Board") confirms that save as disclosed above, there are no other matters which are discloseable under paragraph 39 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature.

In the meantime, shareholders and potential investors of the Company should exercise caution when dealing in the shares in the Company.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

                                                  By Order of the Board of

                                            China Life Insurance Company Limited

                                                       Heng Kwoo Seng

                                                      Company Secretary

Hong Kong, March 17, 2004